FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Fourth Quarter 2007 Results, dated February 28, 2008.

Preview of income statement for fourth quarter 2007

Net income in 2007 reaches Eu3,188 million

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	FOURTH QUARTER 2007 RESULTS	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
REPORTED EARNINGS (Million euro)
845	1,420	1,541	82.4	INCOME FROM OPERATIONS	5,911	5,808	-1.7
473	742	740	56.4	NET INCOME	3,124	3,188	2.0

PROFORMA INDICATORS (Million euro)
974	1,299	1,362	39.8	ADJUSTED OPERATING INCOME	5,776	5,486	-5.0
547	670	650	18.8	ADJUSTED NET INCOME	3,092	2,957	-4.4

EARNINGS PER SHARE
0.39	0.61	0.61	56.4	Euros per share	2.56	2.61	2.0
0.51	0.86	0.89	74.5	Dollars per share	3.37	3.84	13.9

FOURTH QUARTER 2007 HIGHLIGHTS

•

Adjusted Income from operations in dollars, was up 56.3% (39.8% in euros) against fourth quarter 2006; on an annual basis, this increase was 6.2% (-5.0% in euros). The weakness of the dollar against the euro diminished adjusted income from operations by Eu139 million.

•	Higher oil realisation prices and improved refining margins in Spain set the tone for the quarter.

•

Production in fourth quarter 2007 was down 2.2% in like-to-like terms, remaining at the same levels year-on-year. Higher production in Libya partially offset decline of certain fields in Argentina. Repsol YPF started production this quarter in the Genghis Khan field in the Gulf of Mexico.

•	Divestments in the quarter totalled Eu544 million, contributing to optimising the company’s portfolio. Total divestments in the year reached Eu1,279 million.

•	The company’s financials improved substantially, with debt at the end of the year at Eu3,493 million.

•	On 15 January, Repsol YPF paid a gross interim dividend of Eu0.50 per share for the year 2007, 39% more than the interim dividend paid in the previous year.

•

On 21 February of this year, the Petersen Group concluded the acquisition of a 14.9% stake in YPF, S.A. for US$2,235 million, generating Eu300 million in net income to be booked in 2008. This transaction is in keeping with the Repsol YPF Group strategy, giving entry to an important Argentinean partner thereby strengthening the company’s position to meet the challenges and opportunities in the oil and gas industry in Argentina.

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1. EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06		Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
396	791	895	126.0	INCOME FROM OPERATIONS (Million euro)	3,286	2,968	-9.7
575	842	959	66.8	ADJUSTED INCOME FROM OPERATIONS (Million euro)	3,628	3,083	-15.0
515.9	462.1	468.5	-9.2	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	525.2	482.7	-8.1
3,286	3,164	2,885	-12.2	GAS PRODUCTION (Million scf/d)	3,387	3,125	-7.7
1,101.1	1,025.7	982.4	-10.8	TOTAL PRODUCTION (Thousand boepd)	1,128.3	1,039.2	-7.9
676	702	728	7.7	INVESTMENTS (Million euro)	4,062	2,912	-28.3
168	79	184	9.5	EXPLORATION EXPENSE (Million euro)	377	480	27.3

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	INTERNATIONAL PRICES ($/bbl)	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
59.68	74.75	88.45	48.2	Brent	65.14	72.39	11.1
62.92	75.15	90.50	43.8	WTI	66.24	72.37	9.3

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	REALISATION PRICES	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
42.33	54.38	59.00	39.4	LIQUIDS ($/bbl)	46.29	49.84	7.7
2.46	1.69	2.34	-4.9	GAS ($/Kscf)	2.16	2.15	-0.5
1.91	1.34	1.97	3.1	GAS in Argentina ($/Kscf)	1.63	1.66	1.8

1,000 M scf/d = 28.32 M m3/d = 0.178 Mboepd

Adjusted income from operations in fourth quarter 2007 was Eu959 million against Eu575 million a year earlier, mainly affected by the following factors:

•	The 11% depreciation of the dollar against the euro in this quarter had an adverse impact of Eu94 million.

•	Price, volume, and contractual variations contributed to an improvement of Eu640 million in comparison with fourth quarter 2006.

•

Lifting costs were up by Eu93 million due to widespread cost increases. Technical amortizations were Eu68 million higher year-on-year on the back of greater investments. Meanwhile, exploration expenses increased by Eu65 million against the same quarter a year ago because of greater exploration activities.

Excluding contractual variations in Dubai (20.1 Kboe/d) and Bolivia (71.2 Kboe/d), as well as the change in criteria in Venezuela in relation to payment of royalties in kind (3.1 Kboe/d), applicable as of October, production in fourth quarter 2007 was 2.2% lower year-on-year. The greatest drop was in Argentina

(4.6%), partly explained by the breakage of the Magallanes pipeline. If we exclude this extraordinary item, Argentine production would have decreased by 3.2%, whereas production in the Rest of the World was 1.3% higher, mainly in Libya (6.1 Kbbl/d) after development of previous discoveries in Fields B and H in Block NC-186.

2007 results

Adjusted income from operations in 2007 was Eu3,083 million versus Eu3,628 million last year, falling mainly because of the following factors:

•	The 8.4% depreciation of the dollar against the euro had an adverse impact of Eu285 million.

•

Higher oil prices, partially curtailed by the decline of certain fields in Argentina, boosted adjusted income by Eu477 million. In addition, the cancellation of the Dubai operations contract and other contractual variations reduced income by Eu119 million although the impact on net income was practically negligible.

•	Lifting costs were up by Eu277 million while technical amortizations were Eu155 million higher on the back of the greater investments.

•	Exploration expenses increased by Eu174 million driven by considerably more intensive exploration activities than in the previous year.

Production levels in the year, after deducting contractual variations in Dubai (16.2 Kboe/d), Venezuela (12.1 Kboe/d), and Bolivia (48.5 Kboe/d), were similar year-on-year, falling only 1%. The main production cutback was in Argentina (4%) though part of this fall was due to the problems with the Magallanes pipeline. If we exclude this extraordinary item, Argentine production would have decreased by 2.6%. Production in the Rest of the World was up 3.3% thanks to Brazil (9.8 Kboe/d), Trinidad & Tobago (4.9 Kboe/d), and Libya (3.7 Kboe/d).

Investments in Exploration & Production in fourth quarter 2007 amounted to Eu728 million. Investments in development, 57% of the total in the quarter, were spent mostly in Argentina (59%), the U.S. (15%), and Trinidad & Tobago (15%).

At Eu2,912 million, investments in 2007 were mainly spent in the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (U.S.) in development as well as in construction of the Canaport regassification plant and the Peru LNG project.

1.2. REFINING AND MARKETING

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06		Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
244	364	689	182.4	INCOME FROM OPERATIONS (Million euro)	1,855	2,358	27.1
281	389	355	26.3	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,812	2,045	12.9
14,951	15,902	15,362	2.7	OIL PRODUCT SALES (Thousand tons)	58,732	61,467	4.7
955	831	1,001	4.8	LPG SALES (Thousand tons)	3,725	3,793	1.8
474	202	386	-18.6	INVESTMENTS (Million euro)	966	974	0.8

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	REFINING MARGIN INDICATORS ($/bbl)	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
4.39	5.26	5.99	36.4	Spain	5.55	6.39	15.1
8.65	8.76	8.29	-4.2	ABB	8.88	10.27	15.7
5.69	5.89	6.30	10.7	Repsol YPF	6.36	7.21	13.4

Adjusted income from operations in fourth quarter 2007 was Eu355 million, 26.3% higher year-on-year. The key factors behind these results are as follows:

•	The depreciation of the dollar against the euro reduced results by Eu38 million.

•

The $0.6/bbl increase in the refining margin because of wider spreads in medium distillates was partially offset by lower distillation levels (-3.7%) due to scheduled maintenance turnarounds. The combined effect of these factors boosted income from operations by approximately Eu40 million.

Scheduled turnarounds at the Puertollano and Bilbao refineries, 33 and 47 days, respectively, reduced distillation in this quarter in comparison with the same quarter a year ealier.

•	Differentials in the cost of sales at replacement costs (CCS) and the MIFO system generated a positive effect of Eu174 million in comparison with the same quarter a year ago.

•	The margin-volume mix in marketing activities generated a negative impact of Eu79 million. This was mainly because of the difficulty in transferring oil price increments to end products.

•

As to LPG activities in Spain, higher international prices eroded the marketing margin and, consequently, the margin-volume mix, despite an improvement in the latter, diminished results by Eu31 million.

•	In other activities, the difference in year-on-year results was due to widespread cost increases throughout the industry, accruals, and other factors having a lesser impact.

Quarterly results include Eu315 million realised on the sale of a 10% stake in CLH.

2007 results

Adjusted income from operations in 2007 was Eu2,045 million, 12.9% higher than in 2006. The main factors behind these results are as follows:

•

The $0.9/bbl increase in refining margins resulting from strong gasoline and diesel oil spreads, coupled with the slightly higher distillation level (+1.4%) boosted income from operations by approximately Eu240 million.

•	The differentials in cost of sales at replacement costs (CCS) and the MIFO system generated a year-on-year positive impact of Eu85 million.

•	The positive trend in the margin-volume mix of marketing and LPG activities improved income by Eu91 million.

•	The depreciation of the dollar against the euro reduced income by Eu146 million.

•	In other activities, the difference in year-on-year results was due to widespread cost increases throughout the industry, accruals, and other factors having a lesser impact.

Investments in the Refining & Marketing area in fourth quarter and in 2007 totalled Eu386 million and Eu974 million, respectively. These sums were spent mainly in current refining projects, upgrading operations and installations, safety and the environment, product quality, and conversion.

1.3. CHEMICALS

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06		Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
145	44	17	-88.3	INCOME FROM OPERATIONS (Million euro)	353	231	-34.6
89	44	17	-80.9	ADJUSTED INCOME FROM OPERATIONS (Million euro)	299	231	-22.7
1,149	1,133	1,440	25.3	CHEMICAL PRODUCT SALES (Thousand tons)	4,778	4,926	3.1
94	44	55	-41.5	INVESTMENTS (Million euro)	222	176	-20.7

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	INTERNATIONAL MARGIN INDICATORS	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
684	524	384	-43.9	Cracker (Euro per ton)	529	488	-7.8
347	364	346	-0.3	Derivatives Europe (Euro per ton)	349	353	1.1
335	254	464	38.5	Derivatives Latin America (US$ per ton)	265	333	25.7

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted income from operations in the Chemical business in fourth quarter 2007, at Eu17 million, was down 80.9% year-on-year.

The erosion of the base chemical margin – practically reduced by half in this quarter – is responsible for earnings performance in the quarter despite sales growth in 2007 (the turnaround at the Sines complex in Portugal in 2006 is worth bearing in mind), and the recovery of urea and methanol activities thanks to natural gas availability in Argentina.

Narrower base chemical margins were the consequence of the rise in naphtha prices due to escalating oil prices that were also responsible for driving up energy costs.

The new 190 kt/year capacity Benzene plant in the Tarragona complex started operations in November.

2007 results

Adjusted income from operations in 2007 was Eu231 million, 22.7% less than a year ago.

This variation is attributable to lower results in the quarter because of base chemical margins, combined with weaker activities in Argentina due to natural gas supply restrictions in third quarter.

Investments in the fourth quarter 2007 totalled Eu55 million and Eu176 million in the year.

1.4. GAS & POWER

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06		Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
108	123	125	15.7	INCOME FROM OPERATIONS (Million euro)	469	516	10.0
106	123	125	17.9	ADJUSTED INCOME FROM OPERATIONS (Million euro)	398	492	23.6
92	99	430	367.4	INVESTMENTS (Million euro)	328	651	98.5

Adjusted income from operations in fourth quarter 2007 rose 17.9% year-on-year to Eu125 million versus Eu106 million a year earlier.

Distribution activities in Spain and gas marketing activities in Spain were particularly strong. Income in the electricity business continued to reflect the upward trend of the previous quarter thanks to higher pool prices.

Results from gas distribution activities in Spain increased in line with the rise in the recognised remuneration for Gas Natural SDG for 2007.

In Latin America, results were higher mostly because of the positive performance of distribution activities in Brazil. Earnings growth was particularly noteworthy in a context of devaluation of both the dollar and local currencies against the euro.

Natural gas marketing in Spain continued to show ongoing improvement thanks to the company’s strategy of optimising the portfolio of gas contracts in the liberalised market and a pricing policy aligned to current market conditions.

2007 results

Adjusted income from operations in 2007 was 23.6% higher year-on-year, reaching Eu492 million versus Eu398 million in the same period a year earlier, boosted mainly by remarkable earnings growth in gas marketing activities in Spain.

Investments in Gas & Power in fourth quarter 2007 totalled Eu430 million and Eu651 million in 2007, much higher than in 2006. It should be noted that five combined cycle plants were acquired at the end of 2007, in addition to the pipeline in Mexico belonging to EDF and Mitsubishi, valued at US$1,448 million. Other expenditures were mainly earmarked for the gas distribution business and power generation projects in Spain.

1.5. CORPORATE AND OTHERS

This caption reflects income/expenses not attributable to operating areas. An adjusted expense of Eu94 million was booked in fourth quarter 2007 compared to Eu77 million in fourth quarter a year earlier.

The adjusted expense in 2007 was Eu365 million versus EU361 million in 2006. The main non-recurring item in 2006 referred to Eu298 million in income resulting from the cancellation of the price hedging contracts of Empresa Petrolera Andina, S.A. 2007 results include Eu211 million capital gains realised on the sale of land at the Paseo de la Castellana in Madrid.

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	3Q07	4Q07	% Variation 4Q07/3Q07	Jan-Dec 2007
NET DEBT AT THE START OF THE PERIOD	4,500	3,936	-12.5	4,396
EBITDA	-2,107	-2,192	4.0	-8,573
VARIATION IN TRADE WORKING CAPITAL	-180	83	-146.1	582
INVESTMENTS (1)	1,149	1,719	49.6	5,079
DIVESTMENTS	-599	-543	-9.3	-1,273
DIVIDENDS (including affiliates)	437	28	-93.6	949
TRANSLATION DIFFERENCES	-216	-139	-35.6	-464
TAXES PAID	631	483	-23.5	2,157
OTHER MOVEMENTS	321	118	-63.2	640
NET DEBT AT THE CLOSE OF THE PERIOD	3,936	3,493	-11.3	3,493
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,409	6,911	-6.7	6,911

Debt ratio
TOTAL CAPITAL EMPLOYED (Million euro)	26,738	26,073	-2.5	26,073
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	14.7	13.4	-8.8	13.4
NET DEBT+PREFERRED SHARES/TOTAL CAPITAL EMPLOYED (%)	27.7	26.5	-4.3	26.5

(1)	There were additional financial investments totalling Eu294 million bringing total investment to Eu5,373 million (see investment table)

The company’s net debt at the end of fourth quarter 2007 stood at Eu3,493 million, Eu903 million less than in December 2006.

The volume of EBITDA was sufficient to cover investments in this period, payment of the 2006 dividend and tax payments. In addition, the depreciation of the dollar against the euro reduced the nominal amount of debt, most of which is denominated in this currency, by Eu464 million.

At 31 December 2007, the Net Debt/Capital Employed ratio was 13.4%. Taking preferred shares into account, this ratio is 26.5%.

The financial results caption in 2007 reflects an expense of Eu224 million versus Eu482 million in the same period a year ago. This reduction is mainly attributable to:

•	Eu57 million less in interest expenses thanks to the Eu839 million reduction in average debt and higher returns on financial investments.

•	Eu60 million higher income mainly because of greater capitalisation of interests in upstream assets.

•

An increase of Eu93 million in the “Derivatives and Provisions” caption thanks to Eu67 million in income reflecting the positive impact of marked-to-market financial derivatives resulting from higher euro interest rates. An increase of Eu26 million in the “Other Financial Income” caption mainly the result of the reversal of interests relating to reversed tax provisions.

•	Eu91 million in foreign exchange gains due to the appreciation of the Brazilian real and the euro against the dollar.

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	FINANCIAL EXPENSES (Million euro)	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
72	72	73	1.4	NET INTEREST EXPENSE	359	302	-15.9
49	49	49	—	DIVIDENDS PAID ON PREFERRED SHARES	189	191	1.1
-4	-13	-11	175.0	CAPITALISED INTEREST	-35	-95	171.4
6	45	25	316.7	DERIVATIVES AND PROVISIONS	93	—	—
-18	-95	-51	183.3	TRANSLATION DIFFERENCES	-175	-266	52.0
-10	14	22	-320.0	OTHER FINANCIAL INCOME (EXPENSES)	51	92	80.4
95	72	107	12.6	TOTAL	482	224	-53.5

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

Corporate tax accrued in 2007 totalled Eu2,338 million. The effective corporate tax rate for the year was 41.9% in comparison with 40.9% in 2006. Accrued taxes in fourth quarter amounted to Eu693 million.

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

4Q 2006	3Q 2007	4Q 2007	% Variation 4Q07/4Q06	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Dec 2006	Jan-Dec 2007	% Variation 07/06
9	8	8	-11.1	E&P	53	44	-17.0
58	11	25	-56.9	R&M	84	61	-27.4
—	1	—	—	CHEMICALS	2	2	—
-1	1	—	—	G&P	—	2	—
66	21	33	-50.0	TOTAL	139	109	-21.6

3.3. MINORITY INTERESTS

Minority interests in fourth quarter 2007 were Eu34 million versus Eu13 million in fourth quarter 2006.

4. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production: On 7 December 2007, Repsol YPF announced that a gas discovery had been made in Bolivia in the Huacaya X-1 exploration well in the northern part of the Caipipendi Block, in which the Margarita field is also located. Repsol YPF, with a 37.5% stake is the operator with British Gas and Panamerican Energy each holding a 37.5% and 25% stake, respectively. After 18 months of drilling and an investment of nearly US$60 million, the Huacaya X-1 well reached a depth of 4,800 metres. The Huacaya X-1 discovery increases gas resources in Bolivia, although additional technical-economic appraisals will be required to determine its commercialization potential.

On 14 January 2008, Repsol YPF announced a discovery of gas in Peru in the Kinteroni X1 exploration well in Block 57 in the Cuzco province. Preliminary production tests, currently ongoing, have recorded flows of 1 million cubic meters/day (0.365 bcm/year) and 198 cubic metres per day of associated hydrocarbon liquids (72,270 cubic metres/year). Although available data makes it impossible to reach an accurate estimate of resources in this field, the size of the structure indicates that it could contain volumes of approximate 2TCF (56 bcm). Repsol YPF (53.84%) is the operator in the consortium that will exploit the Kinteroni X1 field jointly with Petrobrás (46.16%).

Knutsen OAS Shipping delivered a new methane tanker to Repsol YPF and Gas Natural SDG on 30 November 2007. The Sestao-Knutsen, with a capacity of 138,000 cubic metres, will join the fleet of Sream, the Repsol YPF and Gas Natural SDG joint venture engaging in the transport of liquefied natural gas (LNG). The carrier, chartered through a 25-year time-charter contract that may be extended by consecutive 5-year periods, represents a joint investment of Eu161 million, corresponding to the current value of payments committed by Repsol YPF (50%) and Gas Natural SDG (50%).

In December 2007, Repsol YPF and Gas Natural, in a consortium with Sonangol Gas Natural (SONAGAS), ENI, GALP, and EXXEM, entered into an agreement to carry out the preliminary work required for developing an integrated gas project in Angola. The current project involves an appraisal of these reserves before allocating the investments required for development and subsequent export as liquefied natural gas (LNG). Work on this project will commence in the first quarter of 2008. As part of a framework industrial agreement, Repsol YPF and Gas Natural have a joint stake of 20% in this consortium, with the Portuguese GALP holding a 10% stake, the Italian ENI 20%, EXXEM 10% and Sonangol Gas Natural 40%.

In Refining & Marketing, in December 2007, Repsol YPF sold a 10% stake in Compañía Logística de Hidrocarburos (CLH) to Deutsche Bank for Eu353 million, thereby reducing its stake in CLH to 15%.

On 8 January 2008, the Repsol YPF Board of Directors approved an investment of more than Eu3.2 billion for enlarging the Cartagena refinery, which will become one of the most modern in the world, doubling its production capacity to 11 million tons/year (220,000 bbl/day). After the planned investment, over 50% of the refinery’s production will be medium distillates, mainly diesel fuel, significantly mitigating the increasing shortage of these products in Spain. The Cartagena project is in keeping with Repsol YPF’s program to adapt its facilities for production of clean transportation fuels, promote the use of biofuels (biodiesel), and improve energy efficiency, safety, and the impact on the environment.

In Gas & Power, on 28 December 2007, Gas Natural SDG took over effective control of the five combined cycle plants and the gas pipeline acquired from EDF and Mitsubishi in Mexico. This transaction, involving assets valued at US$1,448 million, received approval from the Comisión Federal de la Competencia (COFECO), the Comisioón Federal de la Electricidad (CFE), and the Comisión Reguladora de Energía (CRE), the Mexican regulatory agencies responsible for its appraisal. Approval by Commission des Participations et Transferts (CPT) of the Agency of French State Holdings was published by the French Minsitry of the Economy in the official State gazette (Journal Officiel).

In the Corporation, on 16 October 2007, Repsol YPF’s Chairman and CEO, Antonio Brufau, was given the AEMEC Transparency Award by the Spanish Association of Minority Shareholders (AEMEC in Spanish) in recognition for Repsol YPF’s efforts in transparency and its relationship with several stakeholder groups, particularly minority shareholders.

At the proposal of Criteria CaixaCorp (a “la Caixa” Group company) and after obtaining the favourable opinion of the Appointments and Remuneration Committee, the Board of Directors in its meeting of 19 December approved the appointment of Isidro Fainé and Juan María Nin as institutional outside directors to fill the vacancies left by former board members Jordi Mercader and Manuel Raventós.

At the same meeting, the Board of Directors passed a resolution to amend its regulations, adapting their contents to the recommendations of the Unified Code of Good Governance, thereby reaffirming the company’s commitment to Corporate Social Responsibility considering its importance with regards to the social scope of its business and the creation of value for its shareholders in a sustainable, transparent, and responsible manner. As a result, the Strategy, Investment, and Competency Committee will change its name to the Strategy, Investments, and Corporate Social Responsibility Committee, assuming the competencies this area.

On 15 January 2008, Repsol YPF paid an interim dividend of Eu0.50 per share against 2007 results, 39% more than the interim dividend paid in the previous year.

Last January, Repsol YPF was awarded the “Gold Class” company rating in the ‘Sustainability Yearbook 2008’ compiled by PricewaterhouseCoopers and Sustainable Asset Management (SAM), the analysts responsible for conducting the annual assessments for the Dow Jones Sustainability Index. Repsol YPF is ranked among the three “Gold Class” companies of the Oil & Gas industry in recognition of its commitment to seeking long-term value accretion and the increasingly more difficult task of finding new resources.

On 21 February of this year, the Petersen Group concluded the acquisition of a 14.9% stake in YPF, S.A. for US$2,235 million, generating Eu300 million in net income to be booked in 2008. This transaction is in keeping with the Repsol YPF Group strategy, giving entry to an important Argentinean partner thereby strengthening the company’s position to meet the challenges and opportunities in the oil and gas industry in Argentina.

Madrid, 28 February 2008

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

A presentation for analysts and institutional investors is scheduled today, 28 February, at 11:00 a.m. (CET) to report on Repsol YPF’s fourth quarter 2007 results as well as to present the 2008-2012 Strategic Plan.

The presentation will take place in Madrid and can be followed live in the company’s website (www.repsolypf.com).

A recording of the entire presentation will be available for at least one month at the company’s website www.repsolypf.com for investors and any interested party.

TABLES

4th QUARTER 2007 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q06	3Q07	4Q07	2006	2007
EBITDA	1,918	2,107	2,192	9,053	8,573
Income from continuous operations before financial expenses	845	1,420	1,541	5,911	5,808
Financial expenses	(95)	(72)	(107)	(482)	(224)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	750	1,348	1,434	5,429	5,584
Income tax	(330)	(580)	(693)	(2,220)	(2,338)
Share in income of companies carried by the equity method	66	21	33	139	109
Income for the period	486	789	774	3,348	3,355

ATTRIBUTABLE TO:

Minority interests	13	47	34	224	167

EQUITY HOLDERS OF THE PARENT	473	742	740	3,124	3,188

Earnings per share accrued by parent company (*)
* Euros/share	0.39	0.61	0.61	2.56	2.61
* $/ADR	0.51	0.86	0.89	3.37	3.84

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter
1.317 dollars per euro in 4Q06
1.418 dollars per euro in 3Q07
1.472 dollars per euro in 4Q07

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q 2006			JANUARY-DECEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	845	129	974	5,911	(135)	5,776
Exploration & Production	396	179	575	3,286	342	3,628
Refining & Marketing	244	37	281	1,855	(43)	1,812
Chemicals	145	(56)	89	353	(54)	299
Natural gas & Power	108	(2)	106	469	(71)	398
Corporate & others	(48)	(29)	(77)	(52)	(309)	(361)
Financial expenses	(95)	—	(95)	(482)	—	(482)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	750	129	879	5,429	(135)	5,294
Income tax	(330)	(55)	(385)	(2,220)	(9)	(2,229)
Share in income of companies carried by the equity method	66	—	66	139	—	139
Income for the period	486	74	560	3,348	(144)	3,204

ATTRIBUTABLE TO:
Minority interests	13	—	13	224	(112)	112

EQUITY HOLDERS OF THE PARENT	473	74	547	3,124	(32)	3,092

	3Q 2007			JANUARY-SEPTEMBER 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,420	(121)	1,299	4,267	(143)	4,125
Exploration & Production	791	51	842	2,073	51	2,124
Refining & Marketing	364	25	389	1,669	21	1,690
Chemicals	44	—	44	214	—	214
Natural gas & Power	123	—	123	391	(24)	367
Corporate & others	98	(197)	(99)	(80)	(191)	(271)
Financial expenses	(72)	—	(72)	(117)	(65)	(182)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,348	(121)	1,227	4,150	(208)	3,942
Income tax	(580)	49	(531)	(1,645)	72	(1,573)
Share in income of companies carried by the equity method	21	—	21	76	(5)	71
Income for the period	789	(72)	717	2,581	(141)	2,440

ATTRIBUTABLE TO:
Minority interests	47	—	47	133	—	133

EQUITY HOLDERS OF THE PARENT	742	(72)	670	2,448	(141)	2,307

	4Q 2007			JANUARY-DECEMBER 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,541	(179)	1,362	5,808	(322)	5,486
Exploration & Production	895	64	959	2,968	115	3,083
Refining & Marketing	689	(334)	355	2,358	(313)	2,045
Chemicals	17	—	17	231	—	231
Natural gas & Power	125	—	125	516	(24)	492
Corporate & others	(185)	91	(94)	(265)	(100)	(365)
Financial expenses	(107)	—	(107)	(224)	(65)	(289)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,434	(179)	1,255	5,584	(387)	5,197
Income tax	(693)	89	(604)	(2,338)	161	(2,177)
Share in income of companies carried by the equity method	33	—	33	109	(5)	104
Income for the period	774	(90)	684	3,355	(231)	3,124

ATTRIBUTABLE TO:
Minority interests	34	—	34	167	—	167

EQUITY HOLDERS OF THE PARENT	740	(90)	650	3,188	(231)	2,957

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q06	3Q07	4Q07	2006	2007
Exploration & Production	2,478	2,099	2,904	10,454	9,756
Spain	35	75	76	188	198
ABB	1,422	1,071	1,579	5,902	5,300
Rest of World	1,021	953	1,249	4,364	4,258

Refining & Marketing	8,875	12,010	12,120	43,646	45,166
Spain	5,504	8,333	7,929	30,125	30,231
ABB	1,811	1,899	2,325	7,587	8,154
Rest of World	1,560	1,778	1,866	5,934	6,781

Chemicals	1,096	1,360	1,337	4,670	5,256
Spain	828	1,009	976	3,392	3,870
ABB	200	237	236	845	909
Rest of World	68	114	125	433	477

Natural Gas & Power	841	729	853	3,308	3,154

Corporate & others	(1,638)	(2,024)	(2,006)	(6,998)	(7,409)

TOTAL	11,652	14,174	15,208	55,080	55,923

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q06	3Q07	4Q07	2006	2007
Exploration & Production	396	791	895	3,286	2,968
Spain	(8)	—	11	33	6
ABB	74	309	460	1,307	1,160
Rest of World	330	482	424	1,946	1,802

Refining & Marketing	244	364	689	1,855	2,358
Spain	252	295	622	1,714	1,804
ABB	(24)	6	(23)	12	242
Rest of World	16	63	90	129	312

Chemicals	145	44	17	353	231
Spain	100	28	(44)	178	52
ABB	49	2	55	165	131
Rest of World	(4)	14	6	10	48

Natural Gas & Power	108	123	125	469	516

Corporate & others	(48)	98	(185)	(52)	(265)

TOTAL	845	1,420	1,541	5,911	5,808

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q06	3Q07	4Q07	2006	2007
Exploration & Production	1,240	1,376	1,556	5,609	5,227
Spain	—	9	18	58	38
ABB	624	750	846	2,960	2,778
Rest of World	616	617	692	2,591	2,411

Refining & Marketing	476	544	486	2,640	2,545
Spain	394	416	399	2,208	1,793
ABB	38	64	36	210	444
Rest of World	44	64	51	222	308

Chemicals	124	99	41	490	402
Spain	71	67	(29)	250	165
ABB	47	10	61	195	160
Rest of World	6	22	9	45	77

Natural Gas & Power	151	184	192	592	717

Corporate & others	(73)	(96)	(83)	(278)	(318)

TOTAL	1,918	2,107	2,192	9,053	8,573

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q06	3Q07	4Q07	2006	2007
Exploration & Production	676	702	728	4,062	2,912
Spain	1	(1)	6	2	11
ABB	297	308	329	1,081	1,123
Rest of World	378	395	393	2,979	1,778

Refining & Marketing	474	202	386	966	974
Spain	335	161	261	614	652
ABB	96	18	88	263	238
Rest of World	43	23	37	89	84

Chemicals	94	44	55	222	176
Spain	43	29	32	125	112
ABB	16	6	8	35	24
Rest of World	35	9	15	62	40

Natural Gas & Power	92	99	430	328	651

Corporate & others	64	220	128	159	660

TOTAL	1,400	1,267	1,727	5,737	5,373

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2006	DECEMBER 2007
Goodwill	3,422	3,308
Other intangible assets	1,156	1,018
Property, Plant and Equipment	23,475	23,676
Long term financial assets	1,170	1,512
Other non-current assets	903	1,007
Deferred tax assets	913	1,020
Assets held for sale	249	80
Current assets	11,069	12,692
Temporary cash investments and cash on hand and in banks	2,844	2,851

TOTAL ASSETS	45,201	47,164

Total equity
Attributable to equity holders of the parent .	17,433	18,511
Minority interests	609	651
Long term provisions	2,957	2,851
Long term provisions	2,707	2,473
Subsidies and deferred revenues	224	278
Preferred shares	3,445	3,418
Non-current financial debt	7,038	6,647
Financial lease liabilities	561	632
Other non-current debt	449	634
Current financial debt	1,556	1,501
Other current liabilities	8,222	9,568

TOTAL EQUITY AND LIABILITIES	45,201	47,164

FINANCIAL RATIOS
NET DEBT	4,396	3,493

CAPITAL EMPLOYED	25,883	26,073

ROACE before non-recurrent liabilities	13.8%	12.7%

STATEMENT OF CASH FLOW

JANUARY - DECEMBER 2006 and 2007

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-DECEMBER
	2006	2007
I. CASH FLOWS FROM OPERATIONS

Income before taxes	5,344	5,526
Adjustments:
Minority interests	224	167
Income from equity-accounted companies	(139)	(109)
Amortizations	3,094	3,141
Net operating provisions	1,000	377
Income/expenses from disposal of non-trade assets	(253)	(669)
Accrued financial charges	482	224
Other adjustments	(699)	(84)

EBITDA	9,053	8,573

Actual variation in trade working capital	(460)	(582)
Dividends received from equity method accounted companies	136	179
Income taxes paid	(2,236)	(2,157)
Provisions used	(455)	(301)

	6,038	5,712

II. CASH FLOWS FROM INVESTMENT ACTIVITIES

Investments in fixed assets and companies:
Intangible assets	(156)	(145)
Property, plant, and equipment	(5,417)	(4,428)
Investment in consolidated companies	(19)	(334)
Other non-current assets	(145)	(466)

Total Investments	(5,737)	(5,373)
Divestments	515	1,279

	(5,222)	(4,094)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Net financial debt received (cancelled)	179	26
Financial charges paid	(596)	(544)
Grants and other non-current cancelled liabilities and other	285	89
Dividends paid	(825)	(949)

	(957)	(1,378)

CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD	2,647	2,557

Net cash flow (I, II and III)	(141)	240

Other variations in cash and cash equivalents
Due to the incorporation of companies	2	12
Due to translation differences	49	(224)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,557	2,585

TABLES

OPERATING HIGHLIGHTS

4th QUARTER 2007

OPERATING HIGHLIGHTS E&P
		2006					2007					% Variation
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.	07 / 06
HYDROCARBON PRODUCTION	K Boed	1,130.2	1,126.0	1,156.1	1,101.1	1,128.3	1,084.5	1,065.5	1,025.7	982.4	1,039.2	-7.9

Crude and Liquids production	K Boed	533.7	522.4	529.0	515.9	525.2	511.6	489.1	462.1	468.5	482.7	-8.1
-ABB	K Boed	369.6	386.2	390.7	378.4	381.3	379.7	372.2	345.1	355.7	363.0	-4.8
-Rest of the world	K Boed	164.1	136.2	138.3	137.4	143.9	131.9	116.9	117.0	112.9	119.6	-16.9

Natural Gas production	K Boed	596.5	603.6	627.2	585.2	603.2	572.9	576.4	563.5	513.9	556.5	-7.7
-ABB	K Boed	406.2	436.2	461.4	416.5	430.2	402.6	403.1	386.1	338.3	382.4	-11.1
-Rest of the world	K Boed	190.3	167.3	165.8	168.8	173.0	170.3	173.3	177.4	175.6	174.2	0.7

OPERATING HIGHLIGHTS CHEMICALS
		2006					2007					% Variation
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.	07 / 06
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,168	1,167	1,295	1,149	4,778	1,147	1,206	1,133	1,440	4,926	3.1
By type of product
-Base petrochemical	Kt	246	273	259	157	936	230	257	235	246	968	3.4
-Spain	Kt	82	72	69	62	286	65	68	67	66	265	-7.3
-ABB	Kt	50	45	41	48	183	46	53	51	45	195	6.8
-Rest of the world	Kt	114	157	149	47	467	119	137	117	134	507	8.6

-Derivative petrochemicals	Kt	922	893	1,035	992	3,842	917	948	898	1,195	3,958	3.0
-Spain	Kt	338	322	303	312	1,275	325	322	289	331	1,267	-0.6
-ABB	Kt	120	175	306	283	884	184	261	257	462	1,163	31.7
-Rest of the world	Kt	464	396	426	397	1,684	408	366	352	402	1,528	-9.3

OPERATING HIGHLIGHTS R&M
		2006					2007					% Variation
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.	07 / 06
CRUDE PROCESSED	M toe	14.1	14.1	14.2	13.6	56.1	14.0	15.0	14.8	13.1	56.9	1.4
-Spain	M toe	8.7	8.7	8.8	7.9	34.1	8.4	9.0	8.7	7.4	33.6	-1.5
-ABB	M toe	4.5	4.4	4.5	4.6	18.0	4.6	4.8	4.9	4.7	19.0	5.6
-Rest of the world	M toe	0.9	0.9	1.0	1.2	4.0	1.0	1.1	1.1	1.1	4.3	7.5
SALES OF OIL PRODUCTS	Kt	14,469	14,736	14,576	14,951	58,732	14,502	15,701	15,902	15,362	61,467	4.7
- Sales in Spain	Kt	8,641	8,602	8,515	8,539	34,297	8,315	8,868	8,625	8,600	34,408	0.3
- Own network	Kt	5,384	5,163	5,486	5,457	21,490	5,276	5,301	5,508	5,542	21,627	0.6
- Light products	Kt	4,383	4,232	4,349	4,416	17,380	4,356	4,287	4,460	4,617	17,720	2.0
- Other Products	Kt	1,001	931	1,137	1,041	4,110	920	1,014	1,048	925	3,907	-4.9
- Other Sales to Domestic Market	Kt	1,862	2,018	1,764	1,764	7,408	1,664	1,727	1,706	1,685	6,782	-8.5
- Light Products	Kt	1,288	1,476	1,212	1,261	5,237	1,159	1,170	1,193	1,204	4,726	-9.8
- Other Products	Kt	574	542	552	503	2,171	505	557	513	481	2,056	-5.3
-Exports	Kt	1,395	1,421	1,265	1,318	5,399	1,375	1,840	1,411	1,373	5,999	11.1
- Light Products	Kt	453	631	417	478	1,979	497	677	406	325	1,905	-3.7
- Other Products	Kt	942	790	848	840	3,420	878	1,163	1,005	1,048	4,094	19.7
- Sales in ABB	Kt	3,845	4,044	3,959	4,076	15,924	4,025	4,409	4,801	4,300	17,535	10.1
- Own network	Kt	2,449	2,603	2,705	2,734	10,491	2,597	2,784	3,329	2,838	11,548	10.1
- Light products	Kt	1,977	2,083	2,152	2,250	8,462	2,107	2,230	2,412	2,394	9,143	8.0
- Other Products	Kt	472	520	553	484	2,029	490	554	917	444	2,405	18.5
-Other Sales to Domestic Market	Kt	611	632	675	621	2,539	622	854	824	762	3,062	20.6
- Light Products	Kt	448	453	490	463	1,854	459	644	602	557	2,262	22.0
- Other Products	Kt	163	179	185	158	685	163	210	222	205	800	16.8
-Exports	Kt	785	809	579	721	2,894	806	771	648	700	2,925	1.1
- Light Products	Kt	410	458	312	332	1,512	299	296	340	210	1,145	-24.3
- Other Products	Kt	375	351	267	389	1,382	507	475	308	490	1,780	28.8
- Sales in rest of the world	Kt	1,983	2,090	2,102	2,336	8,511	2,162	2,424	2,476	2,462	9,524	11.9
- Own network	Kt	1,313	1,402	1,337	1,635	5,687	1,576	1,709	1,741	1,785	6,811	19.8
- Light products	Kt	1,168	1,181	1,192	1,430	4,971	1,415	1,488	1,571	1,601	6,075	22.2
- Other Products	Kt	145	221	145	205	716	161	221	170	184	736	2.8
-Other Sales to Domestic Market	Kt	332	328	347	339	1,346	329	373	335	326	1,363	1.3
- Light Products	Kt	252	252	282	272	1,058	269	284	272	258	1,083	2.4
- Other Products	Kt	80	76	65	67	288	60	89	63	68	280	-2.8
-Exports	Kt	338	360	418	362	1,478	257	342	400	351	1,350	-8.7
- Light Products	Kt	102	123	109	97	431	51	73	91	79	294	-31.8
- Other Products	Kt	236	237	309	265	1,047	206	269	309	272	1,056	0.9
Other sales to the domestic market: includes sales to operators and bunker.
Exports: expressed from the country of origin.

		2006					2007					% Variation
LPG	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.	07 / 06
LPG SALES	Kt	1,122	843	805	955	3,725	1,059	902	831	1,001	3,793	1.8
-Sales in Spain	Kt	627	339	269	445	1,680	570	362	274	478	1,684	0.2
-Sales in ABB	Kt	239	238	262	223	962	213	237	251	215	916	-4.7
-Sales in rest of Latan	Kt	186	219	229	224	856	206	241	257	241	945	10.3
-Sales in rest of the world	Kt	71	47	45	64	227	70	62	50	67	248	9.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 28th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer